Old Westbury Funds, Inc. 630 Fifth Avenue New York, New York 10111

Matthew A. Rizzi Vice President and Treasurer T: (732) 694-5451 | F: (212) 603-0755 rizzi@bessemer.com

March 9, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina DiAngelo Fettig, Division of Accounting

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. Fettig:

Thank you for your comments received on February 1, 2016 and March 4, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report (the “Report”) of the Registrant and its series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal year ended on October 31, 2015. The Registrant has considered your comments and hereby makes the responses discussed below. Below, we describe the changes that will be made to the Registrant’s Report and/or registration statement on a going forward basis in response to the Securities and Exchange Commission staff’s (the “Staff’s”) comments.

Comment 1.	Please update the EDGAR system to indicate that the Old Westbury Real Return Fund is inactive.

Response 1.	We have updated the EDGAR system as requested.

Comment 2.	Please consider defining the benchmark indices used in the Report. For example, on page five, with respect to Old Westbury Large Cap Core Fund, consider including a description of the Fund’s benchmark index and a discussion of what “Net” means with respect to such index.

Response 2.	The disclosure will be revised accordingly on a going-forward basis.

Comment 3.	The narrative disclose below the average annual total return information for the Funds indicates that such returns include the expense ratios as of the most recent prospectus and indicates that acquired fund fees and expenses (“AFFE”) are excluded from the Funds’ expense caps. We note that there are other expenses excluded from these expense caps and ask that the Registrant consider describing these as well for consistency throughout the Report.

Response 3.	The disclosure will be revised accordingly on a going-forward basis to include other expenses excluded from the expense caps (e.g., Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short).

Comment 4.	On page 10 of the Report, the first sentence refers to the Global Small & Mid Cap Fund. Please correct this to reflect the Fund’s current name.

Response 4.	The disclosure will be revised accordingly on a going-forward basis.

Comment 5.	On page four of the Report, there is a chart that shows the composition of the Old Westbury Large Cap Core Fund’s portfolio by sector and on page three of the Report there is a discussion of management that highlights certain sector weights for this Fund. These pages appear to use different metrics to calculate percentages of sector weights and we suggest that the Registrant reconcile these numbers in future disclose to avoid confusion.

Response 5.	The disclosure will be revised accordingly on a going-forward basis so that the metrics used in the Investment Adviser’s Report will be changed to match the metrics used in the Portfolio Diversification by Sector disclosure.

Comment 6.	On page two, the Report indicates that the Old Westbury Strategic Opportunities Fund initiated a position in master limited partnerships (“MLPs”). Please indicate supplementally if investments in MLPs are limited to 25% of the Fund and please consider adding disclosure to the Fund’s prospectus regarding any limitations on MLPs. Please also consider including footnotes to identify MLP investments in the schedule of investments or consider breaking such investments out into their own category.

Response 6.	The Old Westbury Strategic Opportunities Fund does not currently have a specified limit on its investments in MLPs, although it does not intend to invest in such instruments as a principal strategy, and we do not believe that it is appropriate to articulate a limit on such investments in the Fund’s prospectus at this time. The disclosure with respect to MLPs will be revised as requested in the Registrant’s reports on a going-forward basis to include a new category within the Portfolio of Investments to separately identify MLP investments.

Comment 7.	On page 17 of the Report, the expense ratio for Old Westbury Strategic Opportunities Fund, including AFFE, appears to differ from that contained in the prospectus. Please supplementally provide an explanation for this discrepancy.

Response 7.	Page 17 of the Report inadvertently stated the expense ratio after fee waivers instead of prior to fee waivers. The expense ratio should be correctly stated as 1.42% prior to fee waivers.

Comment 8.	On page 23 of the Report, the portfolio breakdown for the Old Westbury Municipal Bond Fund indicates that the Fund has 26.9% of its assets invested in securities related to the State of New York. Please discuss supplementally if the Fund has a policy to concentrate in New York and please consider if the risks of the Fund’s investment in New York are adequately disclosed.

Response 8.	The Fund has a policy to not invest 25% or more of the value of its total assets in industrial development bonds or other securities, the interest on which is paid from revenues of similar type projects. This limitation does not apply to (i) securities or loans issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities and repurchase agreements secured by them or securities issued by state or municipal governments and their political subdivisions. The Fund has no policy with respect to concentration of its investments in New York or any other state. We believe that the Fund’s current risk disclosure is appropriate.

Comment 9.	With respect to all Funds that hold preferred stock or participation notes,

please disclose the rates associated with such instruments, if applicable.

Response 9.	The Report will be revised accordingly on a going-forward basis to disclose the rates associated with preferred stock and/or participation notes within the Portfolio of Investments, if applicable.

Comment 10.	On page 90, the Staff notes that the Report indicates that the Old Westbury Strategic Opportunities Fund holds swaps on certain commodity index baskets. Please provide additional transparency with respect to the composition of such custom baskets. The Staff notes in particular the guidance on this subject it provided in the AICPA Expert Panel Meeting Minutes dated May 22, 2013.

Response 10.	The Report will be revised accordingly on a going-forward basis to disclose the composition of baskets underlying applicable derivative instruments.

Comment 11.	Please consider including disclosure for variable rate securities with respect to the terms for calculating the rate, the base rate, the spread and any applicable floors on the base rate.

Response 11.	We respectfully acknowledge the comment; however, we do not believe that this disclosure is required by the Form.

Comment 12.	Please disclose in the notes to the fair value hierarchy chart transfers into and out of level 3 assets as well as the reasons for such transfers. The Staff refers specifically to the guidance provided on this matter in the Audit Guide of Investment Companies, Chapter 7, Section 87.

Response 12.	We respectfully acknowledge the comment; however, consistent with industry practice, we only disclose material transfers into and out of level 3 assets along with the basis for such transfers. As there was no material transfers during the fiscal year ended October 31, 2015, no disclosure was deemed necessary by management.

Comment 13.	Please consider disclosing the blended advisory fee rate for any funds with active break points in their investment advisory fee schedules.

	Response 13.	The Report will be revised accordingly on a going-forward basis to disclose the blended advisory fee rate for any Funds with active breakpoints in their investment advisory fee schedules.

Comment 14.	Please disclose whether the shareholder servicing agent has the ability recapture previously waived fees in order to be consistent with equivalent disclosure regarding Bessemer Investment Management LLC’s waiver of its investment advisory fees.

	Response 14.	The disclosure will be revised accordingly on a going-forward basis.

Comment 15.	Please include the disclosure required by Item 6-07(3) of Regulation S-X regarding the dollar amount of borrowings and interest rate for the fiscal year and, to the extent there are no borrowings for Old Westbury Strategic Opportunities Fund, please explain the source of any interest expense for the Fund.

	Response 15.	We respectfully acknowledge the comment and would note that there were no borrowings during the fiscal year and the Funds do not currently have a line of credit or other credit facility in place. With respect to Old Westbury Strategic Opportunities Fund, the stated interest expense was incurred on counterparty collateral pledged to the Fund.

Comment 16.	Please supplementally provide a reconciliation for the Old Westbury Strategic Opportunities Fund’s and Old Westbury Fixed Income Fund’s reported portfolio turnover and the purchase and sale amounts reported for each Fund on page 160 of the Report. Please specifically address if the purchases and sales of long-term U.S. Government securities were appropriately factored into these calculation in accordance with Form N-1A, Instruction 1(d)(ii) to Item 13, and if they were not, please do so on a going-forward basis.

	Response 16.	The requested reconciliation is attached hereto as Appendix A. With respect to long-term U.S. Government securities, we respectfully acknowledge the comment and would note that we believe these were appropriately factored into the portfolio turnover calculation. Specifically, we note that the upper portion of the table in note eight on page 160 of the Report excludes short-term investments and short-term U.S. Government securities, but includes long-term U.S. Government securities. We will clarify the disclosure to address this point on a going-forward basis.

Comment 17.	Item 4(e)(2) of Form N-CSR requires disclosure of the percentage of services for which preapproval was waived. The Registrant reported that 100% of services were preapproved and accordingly, we believe that the disclosure for this item should be 0% rather than 100%.

	Response 17.	The disclosure will be revised accordingly on a going-forward basis.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

●	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●	a Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 732-694-5451.

Very truly yours,

Old Westbury Funds, Inc.

By: /s/ Matthew A. Rizzi
Matthew A. Rizzi
Vice President and Treasurer

Appendix A

RESPONSE TO COMMENT 16

	Old Westbury Strategic Opportunities Fund	Old Westbury Fixed Income Fund
Purchases per p. 160	$3,030,810,060	$399,282,624
Sales per p. 160 (A)	$2,313,660,015	$388,159,611

Average Long-term market value (B)	$3,301,769,911	$577,871,647

Portfolio turnover rate (A) / (B)	70%	67%
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